

Mail Stop 3233

November 17, 2015

<u>Via E-mail</u>
Chad Konrad
Principal Financial Officer
BREF HR, LLC
Three World Financial Center
250 Vesey Street, 15th Floor
New York, NY 10281

> **Re: BREF HR, LLC**
> **Form 10-K for the fiscal year ended December 31, 2015**
> **Filed April 14, 2015**
> **File No. 0-54532**

Dear Mr. Konrad:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Note 10. Commitments and Contingencies, page F-21</u>

1.   We note your disclosure that you do not believe the outcome of the Mace/Mandown Action will have a material effect on certain financial statements. Please confirm for us and disclose in future filings, if true, that you do not believe the outcome will have a material effect on the financial statements as a whole, rather than certain individual financial statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or me at (202) 551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate and
Commodities